SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              Liberate Technologies
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    530129105
                                 (CUSIP Number)

                                 David Lockwood
                          c/o Schulte Roth & Zabel LLP
                                919 Third Avenue
                               New York, NY 10022
                         Attn: Stuart D. Freedman, Esq.
                                 (212) 756-2000
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 13, 2002
             (Date of event which requires filing of this statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 10 Pages)

CUSIP No. 530129105                   13D                 Page 2 of 10 pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                David Lockwood
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            PF
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States Citizen
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                3,807,201
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                8,225,700
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                3,807,201
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                8,225,700
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                               12,032,901
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                  11.2%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                   IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 530129105                    13D                 Page 3 of 10 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                         Lockwood Fund LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                             OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                                0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                        8,225,700
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                                0
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                        8,225,700
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                        8,225,700
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                          7.6%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                   OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 530129105                    13D                 Page 4 of 10 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                         Lockwood Capital Advisors LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                             OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                         0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 8,225,700
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                         0
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 8,225,700
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 8,225,700
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                  7.6%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                   OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 530129105                    13D                Page 5 of 10 Pages

Item 1.     Security and Issuer.

            This statement relates to the shares of common stock, par value $0.01 (the "Shares"), of Liberate Technologies (the "Issuer"), a Delaware corporation. The Issuer's principal executive offices are located at 2 Circle Star Way, San Carlos, California 94070-6200.

Item 2.     Identity and Background.

            (a) This statement is filed jointly pursuant to Rule 13d-(1)(k) by:

                 (i) David Lockwood ("Mr. Lockwood") with respect to the Shares directly owned by him, individually, and with respect to the Shares directly owned by Lockwood Fund;

                (ii) Lockwood Fund LLC, a Delaware limited liability company ("Lockwood Fund") of which Lockwood Capital Advisors LLC, a Delaware limited liability company ("Lockwood Capital Advisors"), is the Managing Member, with respect to the Shares directly owned by it;

               (iii) Lockwood Capital Advisors LLC, of which Mr. Lockwood is the Managing Member, with respect to the Shares directly owned by Lockwood Fund.

            The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures made herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. A copy of the joint filing agreement among the Reporting Persons is attached as Exhibit 1.

            (b) The address of the principal office of Lockwood Funds and Lockwood Capital Advisors is c/o Schulte Roth & Zabel LLP, 919 Third Avenue, New York, NY 10022, Attention: Stuart D. Freedman, Esq. The business address of Mr. Lockwood is c/o Schulte Roth & Zabel LLP, 919 Third Avenue, New York, NY 10022,
Attention: Stuart D. Freedman, Esq.

            (c) The principal business of Lockwood Fund is serving as a private investment fund. The principal business of Lockwood Capital Advisors is serving as the Managing Member of Lockwood Fund. Mr. Lockwood is a professional investor in technology companies and the Managing Member of Lockwood Capital Advisors. Recently, he has acted as Chief Executive Officer and President of InterTrust Technologies Corporation, which was recently sold to a joint venture between Phillips Electronics and Sony Corporation.

            (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

CUSIP No. 530129105                13D                    Page 6 of 10 Pages

            (f) Each of Lockwood Fund and Lockwood Capital Advisors is a limited liability company organized under the laws of the State of Delaware. Mr. Lockwood is a United States citizen.

Item 3.     Source and Amount of Funds and Other Consideration.

            The Shares owned directly by Mr. Lockwood were purchased with personal funds. The Shares owned directly or indirectly by the other Reporting Persons were purchased with investable funds of Lockwood Fund.

Item 4.     Purpose of the Transaction.

            The Reporting Persons acquired the Shares for investment purposes based upon a determination that the Shares presented an opportunity to realize significant capital appreciation. The Issuer and Mr. Lockwood have discussed the possibility of Mr. Lockwood, at some time in the future, becoming an executive officer or director of the Issuer. Depending on the outcome of such discussions, Mr. Lockwood could become an officer and/or director of the Issuer. The Issuer or Mr. Lockwood may decide to discontinue such discussions at any time.

            Each of the Reporting Persons may make further purchases of Shares from time to time and/or may dispose of any or all of the Shares held by him or it at any time. Except as noted above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to
Item 4 of the Schedule 13D. However, each of the Reporting Persons intends to continuously review his or its investment in the Issuer, and may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals that relate to, might result in, or have the purpose or effect of changing or influencing control of the Issuer, or that relate to or would result in any of the other events enumerated in the instructions to Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

            (a) Mr. Lockwood may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act), in the aggregate, 12,032,901 Shares representing approximately 11.2% of the Shares outstanding (the percentages used herein are calculated based on 107,618,302 Shares outstanding as of June 30, 2002 as reported in the Issuer's Form 10-K for the period ending May 31, 2002, which is the most recently available filing with the Commission containing information about the number of outstanding Shares of the Issuer). Lockwood Funds and Lockwood Capital Advisors each may be deemed to beneficially own, in the aggregate, 8,225,700 Shares, representing 7.6% of the Shares outstanding.

                  (i) Mr. Lockwood directly owns 3,807,201 Shares in an Individual Retirement Account. Mr. Lockwood also may be deemed to beneficially own 8,225,700 Shares in his capacity as the Managing Member of Lockwood Capital Advisors, which itself is the Managing Member of Lockwood Fund. Accordingly, Mr. Lockwood may be deemed to own beneficially the Shares held by all of the Reporting Persons.

                 (ii) Lockwood Fund directly owns 8,225,700 Shares.

CUSIP No. 530129105                    13D                Page 7 of 10 Pages

                (iii) Lockwood Capital Advisors, in its capacity as the Managing Member of Lockwood Fund, may be deemed to beneficially own the 8,225,700 Shares held by Lockwood Fund.

            (b) (i) Mr. Lockwood has sole voting and dispositive power over 3,807,201 Shares and shared voting and dispositive power over 8,225,700 Shares.

                 (ii) Lockwood Funds has sole voting and dispositive power over 0 shares and shared voting and dispositive power over 8,225,700 Shares.

                (iii) Lockwood Capital Advisors has sole voting and dispositive power over 0 shares and shared voting and dispositive power over 8,225,700 Shares.

            (c) The trading dates, number of Shares purchased and the price per Share for all transactions related to Shares by the Reporting Persons for the last sixty days are set forth in Schedule I hereto and are incorporated herein by reference. All purchases were made in the open market.

            (d) Not applicable.

            (e) Not applicable.


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

            Pursuant to Rule 13d-1(k), the Reporting Persons have entered into an agreement with respect to the joint filing of this statement and any amendment or amendments hereto, which is attached hereto as Exhibit 1 and is incorporated herein by reference.

            Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


Item 7.     Materials to be Filed as Exhibits.

            There is filed herewith as Exhibit 1 a written agreement relating to joint filing as required by Rule 13d-1(k).

CUSIP No. 530129105                 13D                    Page 8 of 10 Pages

                                   SIGNATURES

            After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  February 19, 2003


                                /s/  David Lockwood
                                -------------------------------
                                 David Lockwood

                                 LOCKWOOD FUND LLC
                                 By: LOCKWOOD CAPITAL ADVISORS LLC, its
                                 Managing Member
                                 By: /s/  David Lockwood
                                     --------------------------
                                           David Lockwood, as
                                           Managing Member

                                 LOCKWOOD CAPITAL ADVISORS LLC
                                 By: /s/  David Lockwood
                                     --------------------------
                                           David Lockwood, as
                                           Managing Member

CUSIP No. 530129105                 13D                    Page 9 of 10 Pages

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT
                            PURSUANT TO RULE 13D-1(k)

David Lockwood, Lockwood Fund LLC and Lockwood Capital Advisors LLC hereby agree that this Schedule 13D filed herewith and any amendments thereto relating to the holding of shares of Common Stock, $0.01 par value of Liberate Technologies is filed jointly on behalf of such persons.


DATED:  February 19, 2003


                                /s/  David Lockwood
                                -------------------------------
                                 David Lockwood

                                 LOCKWOOD FUND LLC
                                 By: LOCKWOOD CAPITAL ADVISORS LLC, its
                                 Managing Member
                                 By: /s/  David Lockwood
                                     --------------------------
                                           David Lockwood, as
                                           Managing Member

                                 LOCKWOOD CAPITAL ADVISORS LLC
                                 By: /s/  David Lockwood
                                     --------------------------
                                           David Lockwood, as
                                           Managing Member

CUSIP No. 530129105                  13D                  Page 10 of 10 Pages

                                   Schedule I


                                Date of        Number of Shares      Price
Reporting Person              Transaction          Purchased       per Share
                                                    (Sold)

David Lockwood               January 16, 2003     3,157,201         $1.10
                             January 17, 2003       650,000         $0.9647

Lockwood Fund LLC            January 17, 2003       850,000         $0.9647
                             February 13, 2003    7,179,400         $1.22